FILED BY INTELLON CORPORATION

Pursuant to Rule 425 under the Securities Act

of 1933 and Deemed Filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Intellon Corporation

Commission File Number 001-33879

Email message from Denise Melone, Payroll/Stock Administrator of Intellon Corporation, to all holders of Intellon stock options on November 20, 2009

From: Denise Melone

Sent: Friday, November 20, 2009

Subject: Notice to Option Holders

All,

Attached is a memo which describes the treatment of outstanding stock options in connection with the planned merger with Atheros.

Please review the memo carefully, and, if you have any questions, please call me at (352) 237-7416 ext. 1186.

Thank you.

Intellon Corporation
5955 T.G. Lee Boulevard
Suite 600
Orlando, Florida 32822
Tel: (407) 428-2800
Fax: (407) 428-2850
Internet: www.intellon.com

November 20, 2009

Dear Intellon Option Holder:

As you may be aware, on September 8, 2009 Intellon Corporation (“Intellon”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Atheros Communications, Inc. (“Atheros”), Iceman Acquisition One Corporation, a Delaware corporation and a wholly-owned subsidiary of Atheros, and Iceman Acquisition Two L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Atheros, pursuant to which Atheros will acquire Intellon in a stock and cash transaction (the “Merger”). Intellon will be holding a special meeting of its stockholders on December 11, 2009 (the “Intellon Stockholder Meeting”) to approve and adopt the Merger Agreement and to approve the Merger. It is currently anticipated that the Merger will be completed in December 2009, or as soon as practicable following the Intellon Stockholder Meeting (the “Effective Time”), assuming Intellon obtains a sufficient number of votes to approve and adopt the Merger Agreement and to approve the Merger. You should note, however, that there can be no assurance that the Merger will be consummated. In connection with the proposed transaction, Atheros filed a registration statement on Form S-4 (the “Atheros Registration Statement”) containing a proxy statement/prospectus and other documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Intellon has filed a definitive proxy statement with the SEC (the “Intellon Proxy Statement”) in connection with the Intellon Stockholder Meeting. You may obtain a free copy of the Merger Agreement, the Intellon Proxy Statement, the Atheros Registration Statement, and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at http://www.sec.gov. The Merger Agreement, the Intellon Proxy Statement, the Atheros Registration Statement and other documents filed with the SEC may also be obtained for free by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722. You are encouraged to read the Merger Agreement, the Intellon Proxy Statement and the Atheros Registration Statement in their entirety.

As you currently have an option or options to purchase shares of Intellon common stock that were granted under any of Intellon’s plans and agreements (the “Company Options”), we are providing this notice to you, as required under Section 2.6(a) of the Merger Agreement, of the effect on your Company Options under the Merger and the transactions contemplated under the Merger Agreement. Please note that the effect on your Company Options under the Merger and such transactions is dependent upon, among other things, whether your Company Options will be assumed by Atheros (referred to as “Assumed Options” as defined below) or will not be assumed by Atheros (referred to as “Non-Assumed Options” as defined below).

Assumed Options

At the Effective Time of the Merger (i) each outstanding option to purchase shares of Intellon common stock granted under any of Intellon’s plans and agreements, whether or not vested, will be converted into an option to acquire a number of shares of Atheros common stock equal to the product of (a) the number of shares of Intellon common stock subject to such option immediately prior to the Effective Time multiplied by (b) the Option Exchange Ratio (as defined below), rounded down to the nearest whole share, provided, however, that certain options held by persons who are not employees, including non-employee members of the Intellon board of directors, or consultants to Intellon, will not be assumed by Atheros and will be treated as provided below under “Non-Assumed Options” (all other outstanding Intellon options will be assumed pursuant to the terms of the Merger Agreement by Atheros and are referred to herein as “Assumed Options”).

The exercise or base price per share of Atheros common stock subject to any such converted option will be an amount equal to (a) the exercise or base price per share of Intellon common stock subject to such option prior to the Effective Time of the Merger divided by (b) the Option Exchange Ratio, rounded up to the nearest whole cent. All other terms of options to purchase Intellon common stock will continue to apply after conversion, including any provisions for the acceleration of vesting.

Until the Effective Time, you may exercise your Intellon option for the same exercise price and number of shares of Intellon common stock as set forth in your option agreement. The Option Exchange Ratio will apply to your Assumed Options after the Effective Time of the Merger. The Option Exchange Ratio cannot be set until immediately prior to the Effective Time because it will be calculated based on elections Intellon stockholders make for cash and/or shares of Atheros common stock offered in the Merger. At the Effective Time, Atheros will be able to calculate the Option Exchange Ratio based on such elections by Intellon stockholders. As soon as practicable following the Effective Time of the Merger, Atheros will provide you notice of the final Option Exchange Ratio that will apply to your Assumed Options.

For purposes of example, if the Option Exchange Ratio were set at 0.267, you would then be entitled to receive 0.267 shares of Atheros common stock for every share of Intellon common stock that is issuable upon exercise of your option. For purposes of this example, if you held an Assumed Option for 100 shares of Intellon common stock with an exercise price of $1.00, then your Assumed Option would be converted into an Atheros option with all of the same terms except as follows:

(a) Your new Atheros option would be exercisable for 26 shares of Atheros common stock (i.e., 100 shares multiplied by the Option Exchange Ratio of 0.267, rounded down to the nearest whole share), and

(b) The exercise price of your new Atheros option would be $3.75 for each share of Atheros common stock (i.e., $1.00 divided by the Option Exchange Ratio of 0.267, rounded up to the nearest whole cent).

Please note that your total aggregate exercise price for your new Atheros option will be approximately the same as your Assumed Option. In the example above, the Intellon option had an aggregate exercise price of $100 (i.e., 100 shares multiplied by $1.00 per share). After being converted to an Atheros option, the new Atheros option would have an aggregate exercise price of approximately $97.50 (i.e., 26 shares multiplied by $3.75, with the difference primarily due to the rounding down of the shares). The above calculation will preserve substantially all of the current aggregate “spread” value of your Company Options. However, due to rounding (required to avoid additional taxes and penalties), the aggregate “spread” value of your Company Options may be slightly decreased.

For purposes of setting the Option Exchange Ratio that will apply to your Assumed Options, the following definitions will be used as are set forth below:

The “Option Exchange Ratio” means (i) (A) 0.267008, multiplied by (B) the Elected Stock Percentage; plus (ii) (A) the quotient obtained by dividing $7.30 by the closing sale price for Atheros common stock on the NASDAQ Global Select Market for the last trading day immediately prior to the closing date, multiplied by (B) the Elected Cash Percentage.

“Elected Cash Percentage” means the quotient obtained by dividing (i) the aggregate amount of cash issuable to Intellon stockholders pursuant to the merger consideration by (ii) (A) the aggregate amount of cash issuable pursuant to the merger consideration plus (B) the product of (x) the number of shares of Atheros common stock issuable pursuant to the merger consideration multiplied by (y) $27.34.

“Elected Stock Percentage” means the quotient obtained by dividing (i) the product of (A) the number of shares of issuable to Intellon stockholders pursuant to the merger consideration multiplied by (B) $27.34, by (ii) (A) the aggregate amount of cash issuable pursuant to the merger consideration plus (B) the product of (x) the number of shares of issuable pursuant to the merger consideration multiplied by (y) $27.34.

Non-Assumed Options

At the Effective Time, Company Options held by persons who are not employees, including non-employee members of the Intellon board of directors, or consultants to Intellon (“Non-Assumed Options”), will be cancelled and the vested portion (after giving effect to any applicable accelerated vesting provision) will be automatically converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Intellon common stock that were issuable upon exercise or settlement of such options immediately prior to the Effective Time by (ii) $7.30, less any per share exercise price of such options. If you received and accepted an offer of employment with Atheros effective immediately following the Merger (including an offer of temporary employment), your Company Options will not be considered Non-Assumed Options, but rather would be treated as Assumed Options.

Option Exercise Prior to the Effective Time

If you are a holder of vested Company Options and want to receive Intellon common stock prior to the Effective Time of the Merger, you should exercise such Company Options as soon as possible, but in any event no later than December 3, 2009. If you attempt to exercise your vested Company Options after December 3, 2009, but before the Merger, there may not be sufficient time before the Effective Time of the Merger to process your exercise, arrange for the required tax withholding, and deliver an Election Form to you as described below. You should also be aware that there are tax consequences associated with exercising your vested Company Options, and we encourage you to consult a tax advisor before doing so. In addition, if you exercise any vested Company Option, please remember that Intellon is currently in a trading blackout. Until the trading restrictions are lifted, you may not sell any of the Intellon common stock issued to you in connection with the exercise.

You may exercise your vested Company Options by (i) contacting Intellon’s option administrator, AST Equity Plan Solutions, by phone at 1-866-709-7704 for U.S. option holders or 718-921-8348 for international option holders and (ii) paying the exercise price set forth in your option agreement(s) by delivering to Denise Melone a check payable to “Intellon Corporation.” You may elect to have the Intellon common stock issued upon exercise deposited electronically into either a DRS account in your name at Intellon’s transfer agent or into your own individual brokerage account.

As soon as practicable following your exercise, Intellon will provide you with an Election Form and Letter of Transmittal (the “Election Forms”) that are to be used to make an election for cash and/or Atheros common stock in the Merger and to surrender the Intellon common stock issued to you. If you wish to elect to receive Atheros common stock in the Merger, you must complete and return the Election Forms prior to 5:00 P.M., Eastern Time, on December 10, 2009. Otherwise, under such Election Forms, you shall be deemed to have elected to receive up to $7.30 in cash for each outstanding share of Intellon common stock that you hold, with any portion not paid in cash, paid in Atheros common stock.

Unexercised Options Following the Effective Time

If you are a holder of Assumed Options, the unvested portion of your Assumed Options and/or any vested Assumed Options that are not exercised prior to the Effective Time will be converted into an option to acquire a number of shares of Atheros common stock as set forth above. Atheros will provide you with information regarding a new option agreement(s) as soon as practicable following the Effective Time. Other than the exercise price and the number of shares issuable upon the conversion of the Assumed Option as discussed above, all other terms of your Assumed Options will continue to apply after conversion, including any provision for the acceleration of vesting. If you are a holder of Non-Assumed Options, any vested Non-Assumed Options (after giving effect to any applicable accelerated vesting provision) that are not exercised prior to the Effective Time will be automatically cashed out as set forth above and any unvested options will be forfeited.

If the Merger is not consummated for any reason, your unexercised Company Options will remain in effect pursuant to their terms and no action will be taken by Intellon.

If you have any questions, please call Denise Melone at (352) 237-7416 ext. 1186. Thank you for your efforts in helping build a successful company.

Very truly yours,

INTELLON CORPORATION

By:	/S/ LARISSA COCHRON
Larissa Cochron,
Vice President and General Counsel

Important Additional Information and Where You Can Find It.

In connection with the proposed transaction, Atheros filed a registration statement on Form S-4 (the “Atheros Registration Statement”) containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”) and Intellon filed a definitive proxy statement with the SEC (the “Intellon Proxy Statement”). Investors and security holders are urged to read the Atheros Registration Statement and Intellon Proxy Statement and other relevant documents filed with the SEC regarding the proposed transaction because they contain important information. Investors and security holders may obtain a free copy of the Atheros Registration Statement, Intellon Proxy Statement and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at www.sec.gov. The Atheros Registration Statement, Intellon Proxy Statement and other documents filed with the SEC may also be obtained for free by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722.

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’ Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009. Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to, respectively, Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at www.intellon.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.